Filed by Acadiana Bancshares, Inc.
                                            (Commission File No. 1-14364)

                                            Pursuant to Rule 425 Under the
                                            Securities Act of 1933

                                            Date:  September 23, 2002

                              [IBERIABANK Logo]


                           For Immediate Release


September 23, 2002


Contact:  Daryl G. Byrd, President and CEO
          (337) 267-4458 (extension 4708)

          John R. Davis, Senior Executive Vice President
          (919) 676-7641



                   IBERIABANK Corporation Announces Merger
                       with Acadiana Bancshares, Inc.

     (Lafayette, LA) IBERIABANK Corporation (NASDAQ: IBKC), parent company of IBERIABANK, and Acadiana Bancshares, Inc., ("Acadiana") parent company of
LBA Savings Bank ("LBA"), announced today the signing of a definitive agreement for IBERIABANK Corporation to merge with Acadiana Bancshares, Inc.

     According to the agreement signed today, shareholders of Acadiana will receive total consideration of $39.38 per outstanding share of Acadiana common stock, subject to certain adjustments, in a combination of IBERIABANK Corporation common stock and cash. At consummation, Acadiana shareholders will receive $7.88 in cash per share of Acadiana common stock outstanding and the balance in IBERIABANK Corporation common stock subject to certain adjustments.

     Based on IBERIABANK Corporation's closing stock price of $38.40 on September 20, 2002, the transaction has an estimated total value of $52 million. One time merger related charges are estimated to be in the range of $5 to $6 million. At this price, and exclusive of one-time merger-related charges, the transaction is projected to be 1% to 2% accretive to IBERIABANK Corporation's fully diluted earnings per share in years beginning January 1, 2003. In addition, the transaction is anticipated to be accretive to cash earnings in the range of 3% to 4% on an ongoing basis. On a combined basis, the Company's total assets will exceed $1.8 billion.

     The transaction is expected to be consummated at the end of 2002 or early 2003, subject to regulatory and Acadiana shareholder approval. Upon completion of the merger, all four LBA offices in Lafayette and one in New Iberia, will be merged into the IBERIABANK distribution system and operate under the IBERIABANK name.

     "Our interest in LBA is a testament to the company's years of stability, its strong leadership and keen attention to meeting clients' needs," says Daryl Byrd, President and CEO of IBERIABANK Corporation. "The merger of two of this region's oldest institutions is great news for our community. We are focused on making this transition as seamless as possible for our new clients and employees. With the second largest and best distribution system in Acadiana, we offer clients the most convenient banking system in market. We are excited to have the opportunity to serve LBA's loyal clients and hope to earn their loyalty by delivering exceptional customer service each and every day."

     "Our goal is to continue to improve shareholder value," Byrd adds. "That value has been driven by our commitment to make decisions close to our clients. Our approach has been well received in each of the markets we serve and we look forward to strengthening our investment in Acadiana."

     "We believe this transaction provides extraordinary value to the shareholders and clients we serve," says Jerry Reaux, President and CEO of Acadiana Bancshares. "IBERIABANK's size offers our clients more convenience than ever before. Clients will also enjoy a broader range of products and services with over 20 branch locations in Acadiana. And, much like LBA, IBERIABANK is a loyal corporate citizen focused on the vitality of our community. Our employees will find great opportunities with this dynamic, growing company with a statewide presence. We are pleased to bring together these two successful local companies that have both been important to the Acadiana community for over 100 years."


Terms of the Agreement

*  Purchase Price:            $39.38 per Acadiana share, subject to certain
                              adjustments.
*  Cash/stock:                20% cash / 80% stock, subject to certain
                              adjustments - Estimated total value: $52,000,000
*  Cash consideration:        $7.88 per Acadiana share, subject to certain
                              adjustments
*  Stock Consideration:       $31.50 of IBERIABANK Corporation common stock
                              within the collars.
*  Collars:                   Fixed exchange ratio if IBERIABANK Corporation
                              stock price falls below $34.00 or rises above
                              $46.00 per share.
*  Walkaways:                 For Acadiana: If IBERIABANK Corporation common
                              stock price falls below $30.00 per share.  For
                              IBERIABANK: If Acadiana deposits fall 15% or
                              more.
*  Estimated one time costs:  Between $5 and $6 million.
*  Board seats:               No IBERIABANK Board of Director seats will be
                              granted.
*  Estimated Synergies:       50% of Acadiana's current expense base.
*  Headquarters:              Lafayette, Louisiana


About Acadiana Bancshares, Inc.

     Acadiana Bancshares, Inc. was founded in February of 1900 in Lafayette, Louisiana, and is the parent company of LBA Savings Bank. The company has four offices in Lafayette and one office in New Iberia, Louisiana. At June 30, 2002, it had assets of $313 million, deposits of $211 million and shareholder equity of $28 million. At June 30, the Company had nonperforming assets equal to 0.08% of total assets and a loan loss reserve equal to 1.08% of total loans. The

Company is the 7th largest financial institution in the Lafayette MSA with 4.9% of total deposits on June 30, 2001. Its stock is traded on the American Stock Exchange, Symbol ANA.


About IBERIABANK Corporation

     IBERIABANK Corporation is the third largest Louisiana based bank holding company. The Company was established in 1887 in New Iberia, Louisiana. IBERIABANK operates 21 offices located in south central Louisiana, 10 offices located in North Louisiana and eight offices located in the greater New Orleans area. Total assets at June 30, 2002, were $1.44 billion, deposits of $1.19 billion and shareholder equity of $144 million. At that time, the Company had nonperforming assets equal to 0.60% of total assets and a loan loss reserve equal to 1.21% of total loans. IBERIABANK holds the 2nd largest deposit market share in the Lafayette MSA, with 10.4% of total deposits in that market on June 30, 2001.


Press Conference Today

     A press conference has been scheduled for Monday, September 23, 2002 at 11:30 a.m. Central Time. The press conference will be held at LBA headquarters at 200 West Congress in downtown Lafayette. For more information, please contact Beth Ardoin at (337) 267-4458 extension 4701.


Forward Looking Statements

     To the extent that statements in this report relate to the plans, objectives, or future performance of IBERIABANK Corporation, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and the current economic environment. IBERIABANK Corporation's actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties. A discussion of factors affecting IBERIABANK Corporation's business and prospects is contained in the Company's periodic filings with the Securities and Exchange Commission.
                               ______________

     In connection with the proposed merger, IBERIABANK Corporation will file a Registration Statement on Form S-4 that will contain a proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN
IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about IBERIABANK Corporation and Acadiana Bancshares, Inc., without charge, at the SEC's web site at HTTP://www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to:
Investor Relations, IBERIABANK Corporation, 2110 Pinhook Road, Lafayette, LA, 70508, Phone: (337) 267-4458 extension 4708. Copies of documents filed by Acadiana Bancshares, Inc. with the SEC also are available for free from Jerry Reaux, President and Chief Executive Officer, Acadiana Bancshares, Inc., 200 West Congress Street, Lafayette, Louisiana, 70502, Phone: (337) 232-4631.

     Acadiana Bancshares, Inc. and its directors and executive officers may be deemed to be "participants in the solicitation" of their shareholders in connection with the proposed transaction. Information concerning directors and executive officers and their direct or indirect interests, by security holdings or otherwise, can be found in the definitive proxy statement of Acadiana Bancshares, Inc. filed with the SEC on March 22, 2002. Additional information about the interests of these participants may be obtained by reading the prospectus/proxy statement to be filed regarding the proposed transaction.

     This communication is not an offer to purchase shares of Acadiana Bancshares, Inc., nor is it an offer to sell shares of IBERIABANK Corporation common stock, which may be issued, in any proposed merger with Acadiana Bancshares, Inc. Any issuance of IBERIABANK Corporation common stock in any proposed merger with Acadiana Bancshares, Inc. would have to be registered under the Securities Act of 1933, as amended, and such IBERIABANK Corporation common stock would be offered only by means of a prospectus complying with the Act.